



11020824

SEC~~URITIES AND EXCHANGE~~ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

MAR 01 2011

Washington, DC
110

SEC FILE NUMBER
8- 3/255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENVEST INTERANTIONAL, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

110 EAST 55TH STREET, 16TH FLOOR
                              (No. and Street)

NEW YORK, NY 10022
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT KATZ   (212) 977-2466
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO, LLP
          (Name – *if individual, state last, first, middle name*)

25 WEST 43RD STREET, NEW YORK, NY 10036-7406
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ROBERT KATZ__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SENVEST INTERNATIONAL, LLC__ _____ , as of __DECEMBER 31,__ _____ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chief Financial Officer

Title

_____
Notary Public

SHIRLEY M. HARDIE
Notary Public, State of New York
Qualified in New York County
Reg. No. 01HA6182588
My Commission Expires Feb. 25, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2010
ASSETS	
Cash	$ 154,060
Securities owned, marketable, at fair market value	285,751,329
Securities owned, not readily marketable, at estimated fair vale	9,660,000
Receivable from broker	6,119,156
Interest and dividend receivable	666,473
Due from affiliate	10,656,653
Due from member, net	18,361,951
Other assets	103,428
Total Assets	$ 331,473,050
LIABILITIES AND MEMBER'S AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair market value	$ 29,487,166
Payable to broker	71,985,715
Accounts payable and accrued expenses	6,994,914
Total Liabilities	108,467,795
Member's and Stockholder's Equity	223,005,255
Total Liabilities and Member's and Stockholder's Equity	$ 331,473,050

See accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2010
Revenue	
Gain on disposition of securities owned	$ 63,982,920
Change in unrealized gain on securities owned	9,048,195
Investment management fees	4,917,835
Loss on foreign exchange	(156,804)
Interest	1,464,639
Dividends	4,393,341
Total revenue	83,650,126
Operating expenses	
Wages and benefits	7,401,398
Filing fees	415,154
Travel	171,692
Office	254,110
Rent	120,669
Stock loan fees	235,076
Dividend expense related to securities sold short	186,559
Telephone	61,655
Professional fees	52,544
Depreciation	24,991
Insurance	17,595
Total operating expenses	8,941,443
Income from operations	74,708,683
Other expenses	
Interest	1,575,482
Income taxes	2,229,465
Total other expenses	3,804,947
Net income	$ 70,903,736

See accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2010
Balance - beginning of year	$ 152,101,519
Net income	70,903,736
Balance - end of year	$ 223,005,255

See accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2010
Cash flows from operating activities	
Net income	$ 70,903,736
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	24,991
(Increase) decrease in operating assets, net of assets and liabilities from consolidated subsidiary:	
Securities owned, net	(59,523,331)
Receivable from broker	(4,390,107)
Interest and dividend receivable	(317,979)
Due from affiliate	(3,513,994)
Other assets	6,031
Increase (decrease) in operating liabilities	
Securities sold, not yet purchased	17,281,951
Payable to broker	4,585,080
Accounts payable and accrued expenses	(535,166)
Due to member	(24,498,128)
Net cash provided by operating activities	23,084
Cash flows from investing activities	
Capital expenditures	(18,482)
Net cash used in investing activities	(18,482)
Increase in cash	4,602
Cash at beginning of year	149,458
Cash at end of year	$ 154,060

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 - Organization and Business Activity

Senvest International LLC (the "Company"), is a wholly owned subsidiary of Senvest Capital, Ltd., a Canadian concern traded on the Toronto Stock Exchange. The Company was organized in the State of Delaware in December 1994 as a limited liability company and during 1999 became a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company trades for its own account and has no customers. The operating agreement contains a clause which requires termination of the Company by December 31, 2094.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Senvest International LLC and it's majority owned subsidiary, Senvest Fund Management Inc. ("SFM or subsidiary"). All material intercompany accounts and transactions have been eliminated in consolidation.

Securities - Securities transactions are recorded on a trade date basis. The Company transmits all transactions through a clearing broker who maintains the account.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The marketable securities owned are pledged as collateral for the amount payable to the clearing broker.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. However, the Company is required to withhold tax at the treaty rate, if applicable, on their share of the fixed and determinable income. The Subsidiary has elected to be taxed as a C corporation pursuant to the Internal Revenue Code and applicable state laws.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirement

The Company is subject to the net capital (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2010 the Company's net capital ratio was 0.06 to 1.0 and its net capital was $117,980,583 as compared with required net capital requirement of $466,561.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 4 - Operating Lease

The Company had a five year sublease agreement that expired in June 30, 2010, to rent office space. This lease agreement was amended and extended through June 2015. Rent expense, including escalation charges for the year ended December 31, 2010 amounted to $120,669. The minimum annual rental commitment under the lease, exclusive of taxes and other charges are as follows:

2011	$	168,011
2012		171,372
2013		175,664
2014		181,826
2015		92,695
	$	789,568

Note 5 – Senvest Fund Management, Inc. and Other Related Party Transactions

SFM has a sub-advisory management agreement with RIMA Management, LLC ("RIMA"), a related party. The agreement states that SFM will provide research, advise, and recommendations on securities and such other investment advisory services to RIMA as necessary or desirable to assist RIMA in its investment management functions. Pursuant to the agreement, SFM is entitled to receive 12% of any fixed fees, basic fees, incentive fees or incentive allocations received by RIMA. In addition, RIMA has a sub-advisory agreement with Senvest Capital Ltd., which is the parent company of Senvest International LLC. This agreement, which contains the same provisions as the agreement between RIMA and SFM, entitles Senvest Capital Ltd. to 48% of the fees earned by RIMA. Pursuant to these agreements approximately $1,600,000 of fees were earned by SFM for the year ended December 31, 2010.

At December 31, 2010, RIMA owes SFM approximately $10,660,000 pursuant to the provisions of the sub-advisory management agreement.

At December 31, 2010, SFM owes Senvest Capital Ltd. approximately $3,990,000, which accrues interest at 8% per annum. There are no repayment terms associated with this payable.

At December 31, 2010, the Company is due approximately $22,300,000 from Senvest Capital Ltd.. This is a non-interest bearing loan, and has no repayment terms.

Note 6 – Income Taxes

The income tax provision for the year ended December 31, 2010:

Federal:		
Current	$	1,599,447
State and local:		
Current		630,018
	$	2,229,465

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 7- Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers, as applicable.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on interest rate swaps, are recognized gross in the consolidated statement of financial condition. The unrealized gains for delayed-delivery, to-be-announced (TBA), and when-issued securities generally are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty where master netting agreements are in place.

Note 8 - Securities Owned and Sold, Not Yet Purchased and Fair Value Measurement

Securities owned and sold, not yet purchased, consisted of trading securities at market value at December 31, 2010 as follows:

	Owned	Sold, Not Yet Purchased
Common stocks	$ 237,104,176	$ 29,487,166
Preferred stocks	30,189,436	-.-
Debt instruments	17,449,196	-.-
Derivatives	1,008,521	-.-
Not readily marketable	9,660,000	-.-
	$ 295,411,329	$ 29,487,166

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 8 - Securities Owned and Sold, Not Yet Purchased and Fair Value Measurement (continued)

The Company uses GAAP for fair value measurement of financial assets that are recognized or disclosed at fair value in the financial statements. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs that are other than quoted prices included in Level 1 that are observable for the asset or liability, wither directly or indirectly.

Level 3   Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table present assets and liabilities that are measured at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned				
Common stocks	$ 234,146,706	$ 2,945,524	$ 11,946	$ 237,104,176
Preferred stocks	30,189,436	-.-	-.-	30,189,436
Debt instruments	-.-	17,449,196	-.-	17,449,196
Derivatives	-.-	1,008,521	-.-	1,008,521
Receivable from broker	6,119,156	-.-	-.-	6,119,156
Not readily marketable, at estimated fair value	-.-	-.-	9,660,000	9,660,000
Total assets	$ 270,455,298	$21,429,443	$ 9,671,946	$ 301,530,485
LIABILITIES				
Securities sold, not yet purchased				
Common stocks	$ 29,478,578	$ -.-	$ -.-	$ 29,478,578
Derivatives	-.-	8,588	-.-	8,588
Payable to broker	71,985,715	-.-	-.-	71,985,715
Total liabilities	$ 101,464,293	$ 8,588	$ -.-	$ 101,472,881

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 9 - Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties.

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications

Note 10 - Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for		
Income taxes	$	2,990,113
Interest	$	1,973,771

*****

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2010
Total member's and stockholder's equity	$ 223,005,255
Deductions and/or charges	
Nonallowable assets	39,303,656
Other deductions and/or charges	17,104,003
Total deductions and/or charges	56,407,659
Net capital before haircuts on securities positions	166,597,596
Haircuts on securities	(42,409,236)
Undue concentrations	(3,184,690)
Illiquid securities	(3,023,087)
Net capital	$ 117,980,583

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requires (6-2/3% of aggregated indebtness)	466,561
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	466,561
Excess net capital	$ 117,514,022

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 6,994,914
Aggregate indebtedness	$ 6,994,914
Ratio of aggregate indebtedness to net capital	0.06:1.0

There are no material differences bewteen the computation of aggregate indebtedness presented above and the computation of aggregare indebtedness in the Company's unaudited Form X-17A-5, Part II-A, as amended on February 23, 2010.

See independent auditor's report and accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2010

The Company is exempt from the requirements
of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

Independent Auditor's Supplementary Report on
Internal Control Required by SEC Rule 17a-5

To the Member and Stockholder
Senvest International LLC and Subsidiary

In planning and performing our audit of the financial statements of Senvest International LLC (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governs of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 21, 2011

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

TABLE OF CONTENTS

■ BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report

To the Member and Stockholder
Senvest International LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Senvest International LLC and Subsidiary as of December 31, 2010, and the related consolidated statements of income, changes in member's and stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senvest International LLC and Subsidiary as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson +Corrado

New York, New York
February 21, 2011

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

BERSON+CORRADO
Integrated Financial Solutions

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation

To the Shareholder
Senvest International LLC and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SPIC") for the year ended December 31, 2010, which were agreed to by Senvest International LLC and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Senvest International LLC and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Senvest International LLC and Subsidiary's management is responsible for Senvest International LLC and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (copy of disbursement) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 23, 2011

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

AGREED UPON PROCEDURES

DECEMBER 31, 2010